COURT OF APPEAL - 4TH DIST DIV 3

FILED

May 10, 2016

Deputy Clerk: D. Johnson

CERTIFIED FOR PUBLICATION

IN THE COURT OF APPEAL OF THE STATE OF CALIFORNIA

FOURTH APPELLATE DISTRICT

DIVISION THREE

CENTER FOR BIOLOGICAL DIVERSITY et al., Plaintiffs and Appellants, v. COUNTY OF SAN BERNARDINO et al., Defendants and Respondents; CADIZ, INC., et al., Real Parties in Interest and Respondents.	G051058 (Super. Ct. No. 30-2012-00612947) O P I N I O N

Appeals from a judgment of the Superior Court of Orange County, Gail Andrea Andler, Judge. Affirmed. Respondents' request for judicial notice. Granted in part and denied in part.

Center for Biological Diversity, Aruna M. Prabhala, Adam F. Keats, Chelsea Tu; Center for Food Safety and Adam F. Keats for Plaintiffs and Appellants

Center for Biological Diversity, San Bernardino Valley Audubon Society, and Sierra Club, San Gorgonio Chapter.

University of California, Irvine School of Law Environmental Law Clinic and Michael Robinson-Dorn for Plaintiff and Appellant National Parks Conservation Association.

Downey Brand, Christian L. Marsh, Kevin M. O'Brien and Rebecca R.A. Smith for Defendants and Respondents County of San Bernardino and Board of Supervisors of County of San Bernardino.

Best & Krieger, Michelle Ouellette and Sarah E. Owsowitz for Defendants and Respondents Santa Margarita Water District and Board of Directors of Santa Margarita Water District.

Alston & Bird, Edward J. Casey and Andrew Brady for The Association of California Water Agencies as Amicus Curiae on behalf of Defendants and Respondents.

Remy Moose Manley, James G. Moose, Sabrina V. Teller and Gwynne B. Hunter for California State Association of Counties and California Association of Sanitation Agencies as Amici Curiae on behalf of Defendants and Respondents.

Brownstein Hyatt Farber Schreck, Diane C. De Felice, Amy M. Steinfeld; Woodruff, Spradlin & Smart and M. Lois Bobak for Real Parties in Interest and Respondents Cadiz, Inc., and Fenner Valley Mutual Water Company.

Cox, Castle & Nicholson, Michael H. Zischke and Andrew B. Sabey for California Building Industry Association, Building Industry Legal Defense Foundation, Building Industry Association of the Bay Area, California Business Properties Association, California Chamber of Commerce and Southern California District Council of Laborers as Amici Curiae on behalf of Defendants and Respondents and Real Parties in Interest and Respondents.

*　　*　　*

INTRODUCTION

A proposed project to pump fresh groundwater from an underground aquifer located below real property owned by Cadiz, Inc. (Cadiz), in the Mojave Desert (the Project) spawned six related cases. The Project is a public/private partnership, the purposes of which are to prevent waste of the water in the aquifer, and to ultimately transport the water to customers in Los Angeles, Orange, Riverside, San Bernardino, and Ventura Counties.

In this case, the Center for Biological Diversity, San Bernardino Valley Audubon Society, and Sierra Club, San Gorgonio Chapter (collectively, CBD), and the National Parks Conservation Association (National Parks) filed a petition for a writ of mandate in the trial court, challenging the approval of the Project under the California Environmental Quality Act (CEQA) (Pub. Resources Code, § 21000 et seq.).[1] The named respondents were the Santa Margarita Water District (Santa Margarita) as the lead agency for the Project; the Board of Directors of the Santa Margarita Water District; the County of San Bernardino, a responsible agency for the Project (the County); and the Board of Supervisors of the County of San Bernardino. The trial court denied the petition for a writ of mandate, and Appellants raise several issues in this appeal.

First, Appellants contend that Santa Margarita was improperly designated as the lead agency for the Project, and that this error so tainted the environmental review process that such designation requires preparation of a new environmental impact report (EIR). We disagree. Santa Margarita was properly designated as the lead agency because it is jointly carrying out the Project with the property owner, Cadiz, and because it is the agency with the principal authority for approving and supervising the Project as a whole. Because we find no error in the designation of Santa Margarita as the lead agency, we need not address the issue of prejudice.

[1] CBD and National Parks will be collectively referred to as Appellants.

Second, Appellants argue that the EIR's project description was inaccurate and misleading because the Project was described as a means of conserving water, but will not save from evaporation an amount of water equal to the amount being pumped from the aquifer over the life of the Project. We conclude that the Project is consistent with the EIR's purpose and objectives because it will conserve water otherwise lost to brine and evaporation, and will improve water supplies throughout many areas of the State of California.

Third, Appellants argue that the EIR is misleading because it does not provide an accurate duration for pumping by the Project. We disagree. The EIR sets a definite length of time during which pumping under the Project may occur. The additional time permitted for pumping if contingencies require that the pumping be extended do not alter the total amount of water that may be withdrawn. Although the EIR and other documents included as part of the environmental review contemplate that the parties might wish to extend the pumping for an additional term of years after the stated completion date of the Project, any further term is not reasonably foreseeable at this time. Indeed, the EIR specifically provides that any extensions of the Project term would require further, separate environmental review.

Fourth and finally, Appellants contend that the Project will pump more water from the aquifer than is contemplated by and discussed in the EIR. Having reviewed the EIR and related documents, we conclude that they do not permit withdrawal of water in excess of the amounts specified in the EIR, so there is nothing inaccurate or misleading about the Project description.

In sum, when the appropriate standard of review is applied, we conclude there was no prejudicial abuse of discretion in approving the Project and certifying the EIR. Therefore, we affirm the trial court's judgment denying Appellants' petition for a writ of mandate.

STATEMENT OF FACTS AND PROCEDURAL HISTORY

Cadiz owns land in San Bernardino County, which overlies the Cadiz Valley and Fenner Valley aquifer system in the Mojave Desert. The aquifer is estimated to hold 17 to 34 million acre-feet of fresh groundwater. Currently, this groundwater flows downward to dry lakes, where it mixes with highly salinated groundwater before evaporating. Once the groundwater reaches the dry lakes, it becomes unusable as fresh water. The stated "fundamental" purpose of the Project is to save "substantial quantities of groundwater" that are being lost to evaporation and excess salinity.

The Project would have two distinct but related components: (1) groundwater conservation and recovery, and (2) imported water storage. In the first part of the Project (phase 1), approximately 34 new wells will be constructed on Cadiz's land to extract an average of 50,000 acre-feet of groundwater from the aquifer every year for 50 years; as many as 75,000 acre-feet of groundwater may be extracted in any given year.[2] Cadiz must pump the groundwater "in accordance with agreements with Cadiz Inc. and the Cadiz Groundwater Management, Monitoring and Mitigation Plan (GMMMP)."

The water will be transported via a 43-mile underground water conveyance pipeline to the Colorado River Aqueduct; the aqueduct will then transport the water to the Project participants, including Santa Margarita. Twenty percent of the Project's groundwater yield will be reserved for users in the County of San Bernardino; the remaining 80 percent will be delivered to other water providers with whom Cadiz has contracted.

The Project participants will use the water from the Project for their customers located in Los Angeles, Orange, Riverside, San Bernardino, and Ventura

[2] An acre-foot is the volume of water that would cover one acre to a depth of one foot. (Webster's 3d New Internat. Dict. (2002) p. 19, col. 1.) Fifty thousand acre-feet is equivalent to 16.3 billion gallons.

Counties. The Project will be managed and operated by a private, nonprofit entity, Fenner Valley Mutual Water Company (Fenner Valley), formed by Cadiz.

In the second part of the Project (phase 2), the Project participants will be able to send any surplus surface water supplies back to the Project site, to be held in storage in spreading basins until they are needed. Phase 2 is not currently under consideration; additional environmental review will be required before phase 2 proceeds.

Santa Margarita posted a notice of preparation of a draft EIR for the Project in March 2011. In June 2011, the County and Santa Margarita executed a memorandum of understanding that provided that Santa Margarita would act as the lead agency, and the County would act as a responsible agency (the 2011 Memorandum). In December 2011, Santa Margarita released the draft EIR for public review and comment.

Santa Margarita, the County, Cadiz, and Fenner Valley executed a memorandum of understanding in 2012 (the 2012 Memorandum), under the terms of which the signing parties agreed that a groundwater management, monitoring, and mitigation plan would be developed in connection with the finalization of the draft EIR, which would "govern the operation and management of the Project by [Fenner Valley] during the operational phase of the Project, the currently anticipated term of which is 50 years." In the 2012 Memorandum, the parties agreed that "compliance by [Santa Margarita], [Fenner Valley], and Cadiz with the provisions of th[e 2012 Memorandum] and the [plan] will satisfy the requirements for an exclusion from the permitting requirements" of the San Bernardino County's Desert Groundwater Management Ordinance (San Bernardino County Ord. No. 3872, adding art. 5, § 33.06551 et seq., Desert Groundwater Management, to San Bernardino County Code tit. 3, div. 3, ch. 6) (the Ordinance). The 2012 Memorandum provided that the Project could not proceed unless the parties finalized the groundwater management, monitoring, and mitigation plan (the Plan) based on information provided during the process of finalizing the draft EIR.

On July 31, 2012, Santa Margarita certified the final EIR and approved an updated version of the Plan. A month later, Appellants filed a verified petition for a writ of mandate challenging the approval of the Project and the certification of the EIR. The petition was originally filed in the San Bernardino County Superior Court, but was transferred to the Orange County Superior Court by stipulated order, as two related cases were pending in Orange County. A bench trial was held, after which the trial court issued a detailed statement of decision outlining its findings of fact and conclusions of law. The court denied the petition with prejudice and entered judgment against Appellants. Appellants timely filed notices of appeal.

DISCUSSION

I.

CALIFORNIA WATER LAW

The California Constitution and the Water Code make clear that the policy of this state is to put water resources to reasonable and beneficial use. The Constitution provides: "It is hereby declared that because of the conditions prevailing in this State the general welfare requires that the water resources of the State be put to beneficial use to the fullest extent of which they are capable, and that the waste or unreasonable use or unreasonable method of use of water be prevented, and that the conservation of such waters is to be exercised with a view to the reasonable and beneficial use thereof in the interest of the people and for the public welfare." (Cal. Const., art. X, § 2.)

The Water Code states, in relevant part:

—"It is hereby declared that the people of the State have a paramount interest in the use of all the water of the State and that the State shall determine what water of the State, surface and underground, can be converted to public use or controlled for public protection." (Wat. Code, § 104.)

—"It is hereby declared that the protection of the public interest in the development of the water resources of the State is of vital concern to the people of the State and that the State shall determine in what way the water of the State, both surface and underground, should be developed for the greatest public benefit." (Wat. Code, § 105.)

—"It is the policy of the state that groundwater resources be managed sustainably for long-term reliability and multiple economic, social, and environmental benefits for current and future beneficial uses. Sustainable groundwater management is best achieved locally through the development, implementation, and updating of plans and programs based on the best available science." (Wat. Code, § 113.)[3]

—The Legislature's stated intent in enacting the Sustainable Groundwater Management Act was "to do all of the following: [¶] (a) To provide for the sustainable management of groundwater basins. [¶] (b) To enhance local management of groundwater consistent with rights to use or store groundwater and Section 2 of Article X of the California Constitution. It is the intent of the Legislature to preserve the security of water rights in the state to the greatest extent possible consistent with the sustainable management of groundwater. [¶] (c) To establish minimum standards for sustainable groundwater management. [¶] (d) To provide local groundwater agencies with the authority and the technical and financial assistance necessary to sustainably manage groundwater. [¶] (e) To avoid or minimize subsidence. [¶] (f) To improve data collection and understanding about groundwater. [¶] (g) To increase groundwater storage and remove impediments to recharge. [¶] (h) To manage groundwater basins through the

[3] Water Code section 113, as well as other provisions of the Sustainable Groundwater Management Act (Wat. Code, § 10720 et seq.), became effective January 1, 2015, after the trial court entered judgment in this case. (Stats. 2014, ch. 346, § 2.) In supplemental briefing, the parties agreed that the legislation does not currently have any direct impact on the issues raised by this appeal, but that it is consistent with state and local groundwater management policy.

actions of local governmental agencies to the greatest extent feasible, while minimizing state intervention to only when necessary to ensure that local agencies manage groundwater in a sustainable manner." (Wat. Code, § 10720.1.)

Groundwater belongs to the state, not any person or entity, but may be extracted by those with the right to do so, including those whose land overlies the groundwater source. "At least since 1928 when the predecessor to article X section 2 of the California Constitution was adopted, there is no private ownership of groundwater. [Citation.] The State of California owns all of the groundwater in California, not as a proprietary owner, but in a manner that empowers it to supervise and regulate water use. [Citation.] Water rights holders have the right to 'take and use water,' but they do not own the water and cannot waste it. [Citation.] [¶] A person obtains a right to extract groundwater by owning specific land, by appropriating water [citation], or by inheriting a pueblo right. [Citation.] Ownership of land appurtenant to groundwater engenders an 'overlying right.' [Citation.] Under the 'correlative rights doctrine,' 'as between the owners of land overlying strata of percolating waters, the rights of each to the water are limited, in correlation with those of others, to his "reasonable use" thereof when the water is insufficient to meet the needs of all. [Citations.]' [Citation.] An appropriative right is based on the taking of groundwater. [Citation.]" (*Central and West Basin Water Replenishment Dist. v. Southern Cal. Water Co.* (2003) 109 Cal.App.4th 891, 905-906.)

State agencies have consistently concluded that flexibility is necessary in managing groundwater supplies. "Groundwater management must be adapted to an area's political, institutional, legal, and technical constraints and opportunities. Groundwater management must be tailored to each basin or subbasin's conditions and needs. Even within a single basin, the management objectives may change as more is learned about managing the resource within that basin. Flexibility is the key, but that flexibility must operate within a framework that ensures public participation, monitoring, evaluation, feedback on management alternatives, rules and regulations, and

enforcement." (Dept. of Water Resources, Cal.'s Groundwater: Bulletin 118-Update 2003 (Oct. 2003) p. 38 <http://www.water.ca.gov/pubs/groundwater/bulletin_118/california's_groundwater__bulletin_118_-_update_2003_/bulletin118_entire.pdf> [as of May 10, 2016].)

II.

CEQA STANDARDS AND STANDARD OF REVIEW

"CEQA is a comprehensive scheme designed to provide long-term protection to the environment." (*Mountain Lion Foundation v. Fish & Game Com.* (1997) 16 Cal.4th 105, 112.) "Its purposes are manifold, but chief among them is that of providing public agencies and the general public with detailed information about the effects of a proposed project on the environment." (*San Franciscans for Reasonable Growth v. City and County of San Francisco* (1984) 151 Cal.App.3d 61, 72.) Environmental protection is the guiding concept in interpreting CEQA. "The foremost principle under CEQA is that the Legislature intended the act 'to be interpreted in such manner as to afford the fullest possible protection to the environment within the reasonable scope of the statutory language.'" (*Laurel Heights Improvement Assn. v. Regents of University of California* (1988) 47 Cal.3d 376, 390 (*Laurel Heights*).)

"The EIR is the primary means of achieving the Legislature's considered declaration that it is the policy of the state to 'take all action necessary to protect, rehabilitate, and enhance the environmental quality of the state.'" (*Laurel Heights*, *supra*, 47 Cal.3d at p. 392.) The EIR is therefore the "'heart of CEQA'" and an "'environmental "alarm bell" whose purpose it is to alert the public and its responsible officials to environmental changes before they have reached the ecological points of no return.'" (*Ibid.*) "The EIR is also intended 'to demonstrate to an apprehensive citizenry that the agency has, in fact, analyzed and considered the ecological implications of its

action.'" (*Ibid.*) Thus, the EIR is an accountability document and the EIR process "protects not only the environment but also informed self-government." (*Ibid.*)

An EIR must identify the significant effects on the environment of a project, identify alternatives to the project, and indicate the manner in which those significant effects can be mitigated or avoided. (Pub. Resources Code, § 21002.1, subd. (a).) A project might also have a significant effect on the environment where the project's environmental effects are "individually limited but cumulatively considerable." (Cal. Code Regs., tit. 14, § 15065, subd. (a)(3).) (The administrative guidelines adopted by the California Natural Resources Agency, the agency with primary responsibility for statewide implementation of CEQA (*California Building Industry Assn. v. Bay Area Air Quality Management Dist.* (2015) 62 Cal.4th 369, 378), will be referred to herein as the Guidelines.) A public agency may not approve a project as proposed if there are feasible alternatives or feasible mitigation measures available, which would substantially lessen or avoid the project's significant environmental effects. (Pub. Resources Code, § 21001; Guidelines, § 15065, subd. (c)(3).)

"In reviewing a petition challenging the legality of a lead agency's actions under CEQA, our role is the same as the trial court's. We review the agency's actions, not the trial court's decision, and our inquiry extends 'only to whether there was a prejudicial abuse of discretion' on the part of the agency. [Citations.]" (*Rialto Citizens for Responsible Growth v. City of Rialto* (2012) 208 Cal.App.4th 899, 923; see *Center for Biological Diversity v. Department of Fish & Wildlife* (2015) 62 Cal.4th 204, 214-215.) "Abuse of discretion is established if the agency has not proceeded in a manner required by law or if the determination or decision is not supported by substantial evidence." (Pub. Resources Code, § 21168.5; see *Center for Biological Diversity v. Department of Fish & Wildlife*, *supra*, at p. 215; *Vineyard Area Citizens for Responsible Growth, Inc. v. City of Rancho Cordova* (2007) 40 Cal.4th 412, 426-427.) "For purposes of CEQA, substantial evidence 'means enough relevant information and reasonable inferences from

this information that a fair argument can be made to support a conclusion, even though other conclusions might also be reached.' [Citation.]" (*Rialto Citizens for Responsible Growth v. City of Rialto*, *supra*, at p. 923.)

"Questions concerning the proper interpretation or application of the requirements of CEQA are matters of law. [Citation.] CEQA requires that an EIR include detailed information concerning, among other things, the significant environmental effects of the project under consideration. [Citations.] When the informational requirements of CEQA are not met but the agency nevertheless certifies the EIR as meeting them, the agency fails to proceed in a manner required by law and abuses its discretion. [Citation.] '"The EIR is the heart of CEQA," and the integrity of the process is dependent on the adequacy of the EIR. [Citations.]' [Citation.] [¶] In reviewing the lead agency's actions under CEQA, we do not '""pass upon the correctness of the EIR's environmental conclusions, but only upon its sufficiency as an informative document."' [Citation.] We may not set aside an agency's approval of an EIR on the ground that an opposite conclusion would have been equally or more reasonable. 'Our limited function is consistent with the principle that "[t]he purpose of CEQA is not to generate paper, but to compel government at all levels to make decisions with environmental consequences in mind. CEQA does not, indeed cannot, guarantee that these decisions will always be those which favor environmental considerations."' [Citations.]"'" (*Rialto Citizens for Responsible Growth v. City of Rialto*, *supra*, 208 Cal.App.4th at pp. 923-924.)

III.

The Designation of Santa Margarita as the Lead Agency for the Project Is in Compliance with CEQA.

In the 2011 Memorandum, Santa Margarita and the County agreed that Santa Margarita would serve as the lead agency for the Project, and the County would be

a responsible agency. In its statement of decision, the trial court found: "[Santa Margarita] should not have been designated the lead agency for the Project. CEQA's underpinnings of accountability and stewardship support the conclusion that the County should have instead served as lead agency. The County was in the best position to objectively balance the benefits and risks of the project rather than the purchaser of the water, [Santa Margarita]." The court further found, however, that the error in designating Santa Margarita as the lead agency was not prejudicial: "[T]he Court is unable to conclude that the failure to designate the County as Lead Agency, without more, constitutes a CEQA violation where [Santa Margarita] may be considered to have a substantial claim to be the lead agency." For the reasons we explain, and as summarized in part III.B. of the Discussion section, we conclude that the designation of Santa Margarita as the lead agency for the Project complied with CEQA.

A.

Relevant Legal Standards

Public Resources Code section 21067 defines a "'[l]ead agency'" as "the public agency which has the principal responsibility for carrying out or approving a project which may have a significant effect upon the environment." Appellants contend that Santa Margarita was improperly designated as the lead agency for the Project, and that the County, which was designated as a responsible agency, should have been the lead agency.

Both Santa Margarita and the County are public agencies within the meaning of CEQA. "'Public agency' includes any state agency, board, or commission, any county, city and county, city, regional agency, public district, redevelopment agency, or other political subdivision." (Pub. Resources Code, § 21063.) "'Responsible agency'

means a public agency, other than the lead agency, which has responsibility for carrying out or approving a project." (*Id.*, § 21069.)

All the parties to this action agree that in determining whether Santa Margarita was the appropriate lead agency for the Project, we must consider section 15051 of the Guidelines, which sets forth the following criteria to use in determining which of two or more agencies should be designated as the lead agency for a project: "Where two or more public agencies will be involved with a project, the determination of which agency will be the lead agency shall be governed by the following criteria: [¶] (a) If the project will be carried out by a public agency, that agency shall be the lead agency even if the project would be located within the jurisdiction of another public agency. [¶] (b) If the project is to be carried out by a nongovernmental person or entity, the lead agency shall be the public agency with the greatest responsibility for supervising or approving the project as a whole. [¶] (1) The lead agency will normally be the agency with general governmental powers, such as a city or county, rather than an agency with a single or limited purpose such as an air pollution control district or a district which will provide a public service or public utility to the project. [¶] . . . [¶] (c) Where more than one public agency equally meet the criteria in subdivision (b), the agency which will act first on the project in question shall be the lead agency. [¶] (d) Where the provisions of subdivisions (a), (b), and (c) leave two or more public agencies with a substantial claim to be the lead agency, the public agencies may by agreement designate an agency as the lead agency. An agreement may also provide for cooperative efforts by two or more agencies by contract, joint exercise of powers, or similar devices."

B.

Summary of Holdings

Santa Margarita was correctly designated as the lead agency for the Project under Guidelines section 15051, subdivision (a), (b), or (d). We publish this opinion to

address the issue of how a public/private partnership should be analyzed under Guidelines section 15051.

We hold that, under Guidelines section 15051, if a project will be carried out jointly in a partnership between a public agency and a nongovernmental person or entity, the agency that will serve as the lead agency for purposes of the environmental review for the project may be (1) the public agency that is a part of the public/private partnership, or (2) the public agency with the greatest responsibility for supervising or approving the project as a whole. We further hold that Santa Margarita was correctly designated as the lead agency for the Project under either prong of this test.

The Project will be carried out, in part, by a public agency—Santa Margarita—and, therefore, Santa Margarita was properly designated as the lead agency under Guidelines section 15051, subdivision (a). The Project is also being carried out, in part, by a nongovernmental entity—Cadiz—and Santa Margarita has the greatest responsibility for supervising the Project *as a whole*. Therefore, Santa Margarita was also properly designated as the lead agency under Guidelines section 15051, subdivision (b). It bears emphasis here that the Project consists of more than just the installation of wells that will draw water from the aquifer. The Project also involves activities such as the construction of pipelines and monitoring facilities, and the overseeing of the transfer of water to many of the Project participants for distribution to customers in at least five Southern California counties. Further, phase 2 of the Project would involve the overseeing of the transfer of water back to the aquifer for storage.

We also hold that, under Guidelines section 15051, subdivision (d), Santa Margarita and the County properly entered into the agreement for Santa Margarita to act as the lead agency. Santa Margarita has at least a substantial claim to be the lead agency under Guidelines section 15051, subdivision (d).

C.

Under Guidelines Section 15051, Subdivisions (a) and (b), Santa Margarita Will Carry Out the Project and Has the Greatest Responsibility—vis-à-vis the County—for Supervising or Approving the Project as a Whole.

1. *Santa Margarita's Responsibilities*

The final EIR provides sufficient evidentiary support for the designation of Santa Margarita as the lead agency based on its cooperative partnership with Cadiz in implementing, carrying out, supervising, and approving the Project as a whole. Among Santa Margarita's responsibilities with regard to the Project are the following:

—Obtaining financing for the costs involved in pumping and transporting water from the pumping site to the Colorado River Aqueduct for transfer to the Project participants;

—Approving the design and construction of the wells, pipelines, and conveyance facilities for the Project;

—Managing and overseeing the operation of the Project;

—Acquiring real property interests necessary for the Project;

—Negotiating, reviewing, and approving the terms for the conveyance of water;

—Carrying out and supervising the Project as the managing member of Fenner Valley;

—Overseeing all actions of Fenner Valley, including, but not limited to, collecting payments received for the sale of water, complying with all regulatory requirements, and implementing the mitigation measures contained in the EIR and the corrective measures contained in the Plan;

—Controlling and operating the "Fenner Joint Powers Authority," which will review and approve the Project designs and specifications, manage and oversee the

operation of the Project facilities in coordination with Fenner Valley, and oversee compliance with the Plan;

—Holding an undivided interest in the Project facilities and an easement over the Project facilities which gives Santa Margarita the priority right to use the Project facilities to take its contracted share of water;

—Ensuring that Fenner Valley fully implements all regulatory permits and mitigation measures under the Plan;

—Providing staffing for the day-to-day operation and maintenance of the Project, as well as bookkeeping and administration through the joint powers authority;

—Using its discretion to determine if the Project has triggered a potential adverse impact or undesirable result, and determining whether corrective measures are necessary; and

—Serving as the contracting entity, through Fenner Valley, for storage participation in phase 2 of the Project.

2. *Guidelines Section 15051, Subdivisions (a) and (b)*

Accordingly, pursuant to Guidelines section 15051, subdivision (a), the evidence supports a finding that the Project is being carried out by Santa Margarita. Pursuant to Guidelines section 15051, subdivision (b), the evidence supports a finding that Santa Margarita is "the public agency with the greatest responsibility for supervising or approving the project as a whole." Under either subdivision of Guidelines section 15051, Santa Margarita was properly designated as the lead agency for the Project.

D.

Pursuant to Guidelines Section 15051, Subdivision (d), Santa Margarita and the County Properly Entered into the Agreement for Santa Margarita to Act as the Lead Agency.

We also hold Santa Margarita was properly designated as the lead agency for the Project under Guidelines section 15051, subdivision (d). That subdivision

provides, in relevant part: "Where the provisions of subdivisions (a), (b), and (c) leave two or more public agencies *with a substantial claim to be the lead agency*, the public agencies may by agreement designate an agency as the lead agency." (Guidelines, § 15051, subd. (d), italics added.)

The County does have general governmental powers, which would make the County an appropriate candidate for lead agency if the Project were solely being carried out by a nongovernmental entity or person. (Guidelines, § 15051, subd. (b)(1).) Cases interpreting Guidelines section 15051 uniformly hold that we must closely analyze the various agencies' responsibilities to determine whether the correct lead agency was chosen. "[C]ourts have concluded that the public agency that shoulders primary responsibility for creating and implementing a project is the lead agency, even though other public agencies have a role in approving or realizing it. (*Eller Media Co. v Community Redevelopment Agency* (2003) 108 Cal.App.4th 25, 45-46 . . . [community agency charged with responsibility for redevelopment measures within designated area was lead agency regarding billboard placement, even though city issued building permits for billboards]; *Friends of Cuyamaca Valley v. Lake Cuy*[*a*]*maca Recreation & Park Dist*. (1994) 28 Cal.App.4th 419, 426-429 . . . [state agency that determined duck hunting policy, rather than wildlife district that enforced it, was lead agency regarding duck hunting policy]; *City of Sacramento v. State Water Resources Control Bd.* (1992) 2 Cal.App.4th 960, 971-973 . . . [state agency that created pesticide pollution control plan, rather than water district that enforced it, was lead agency regarding plan].)" (*Planning & Conservation League v. Castaic Lake Water Agency* (2009) 180 Cal.App.4th 210, 239.)

Appellants contend primarily that because the County must either approve or exempt the Project from the Ordinance before any pumping may occur, it has the greatest responsibility for approving and supervising the Project. This argument, however, myopically and improperly considers only the pumping portion of the Project.

As explained in detail *ante*, the Project as a whole encompasses much more than simply pumping water, and Santa Margarita has far more authority over the Project *as a whole* than does the County.

Other than its approval or exemption of the Project's water pumping wells, the County's primary supervisory responsibilities over the Project would be:

—Approval of the Plan following certification of the final EIR, and discretionary authority to determine whether the Plan conforms to the 2012 Memorandum and the Ordinance.

—Consideration of the final EIR as a responsible agency and the authority to require mitigation measures or alternatives as set forth in the final EIR.

—Reporting and monitoring responsibilities for the mitigation measures in the Plan, pursuant to Santa Margarita's delegation of that authority. (Guidelines, § 15097, subd. (a).)

—Decisionmaking authority if review and corrective actions are necessary to avoid undesirable results during the term of the Project, in concert with Santa Margarita.[4]

The Project involves a well field, piping system, 43-mile pipeline, monitoring features, and a fire suppression system, among other things. Although the County has a supervisory role over groundwater pumping under the Plan, Santa Margarita has broader approval and supervisory power over the Project as a whole, both

---

[4] Counterintuitively, one area in which the County would not have authority to approve or supervise the Project is in building and zoning regulation. As noted in the final EIR, "State agencies, such as [Santa Margarita], have sovereign immunity from local regulation, such as the County's local building and zoning ordinances, unless such immunity has been waived. Specifically, Government Code sections 53091(d) and (e) and section 53096 provide an exemption from local regulation for water projects. Accordingly, [Santa Margarita] is not required to comply with the County's local zoning and building regulations. Thus, the County does not have permitting authority over [Santa Margarita]'s water projects."

directly and through its role as the "lead participant" in controlling Fenner Valley. That the County has some discretionary authority for carrying out or approving the Project does not mean it should have been designated as the lead agency rather than as a responsible agency. (Pub. Resources Code, § 21153, subd. (c); *RiverWatch v. Olivenhain Municipal Water Dist.* (2009) 170 Cal.App.4th 1186, 1201.)

CBD suggests that the lead agency should be the agency that is in the best position to objectively balance the benefits and risks of the Project, in order to fulfill CEQA's underpinnings of accountability and stewardship. Several amici curiae submitted briefs to this court, challenging that assertion. We conclude that the relevant portions of the Public Resources Code and the Guidelines set forth the applicable criteria for determining which agency involved in a project should be the lead agency. That agency need not be free from receiving any benefit from the project, as long as that agency is able to fully and fairly provide the necessary environmental information required by CEQA's processes. Santa Margarita's interest in the Project did not automatically make it an improper lead agency. Indeed, the language of Guidelines section 15051, subdivision (a) requires a public agency to take on the role of lead agency when it is carrying out the project in question. Case law amply supports this proposition. (See, e.g., *North Coast Rivers Alliance v. Marin Municipal Water Dist. Bd. of Directors* (2013) 216 Cal.App.4th 614, 620-621.)

CBD argues that the County and Santa Margarita could only enter an agreement for the latter to act as the lead agency, pursuant to Guidelines section 15051, subdivision (d), if they had "*equal* responsibility for supervising or approving the project as a whole." We reject this argument. The predecessor of section 15051, subdivision (d) read: "Where the provisions of subsections (a), (b), and (c) leave two or more public agencies *with an equal claim to be the lead agency*, the public agencies may by agreement designate which agency will be the lead agency." (Guidelines, former

§ 15065, subd. (d), italics added.)[5] The change in the language of the Guidelines to "substantial claim to be the lead agency" (Guidelines, § 15051, subd. (d)) means equality of the claims is not necessary.

IV.

The EIR's Project Description Was Neither Inaccurate nor Misleading, and Did Not Violate CEQA.

Appellants argue that the EIR contained "a misleading, legally deficient project description that is inaccurate, unstable, and not finite. In particular, the Project description fails to disclose and analyze likely extensions of the Project beyond the 50 year-term claimed by the EIR and the likely additional groundwater extractions beyond the claimed 50,000 [acre-feet per year] average. Reasonably foreseeable Project expansions regarding the duration and rate in which groundwater will be pumped will result in further drawdown of the aquifer, significantly changing both the scope and environmental effects of the Project. The EIR's failure to describe these likely expansions prevents the public and decisionmakers from properly evaluating the true scope and environmental impacts of the Project."

A.

The EIR's "Conservation" Objective Is Neither Inaccurate nor Misleading.

The Guidelines specify that the purpose and objective of a project must be included in an EIR. "The description of the project shall contain the following

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[5] Respondents' unopposed request for judicial notice is granted in part and denied in part. We will take judicial notice of exhibit Nos. 1, 4, 5, and 7, which are copies of the California Administrative Registers. These are matters of which judicial notice may be taken. (Evid. Code, § 452, subd. (b).) Exhibit Nos. 2, 3, and 6 constitute correspondence regarding certain California regulations from various state agencies. Those matters are neither relevant to this appeal nor is it clear they constitute official acts of the executive departments. We deny the request for judicial notice as to exhibit Nos. 2, 3, and 6.

information but should not supply extensive detail beyond that needed for evaluation and review of the environmental impact. [¶] . . . [¶] . . . A statement of the objectives sought by the proposed project. A clearly written statement of objectives will help the lead agency develop a reasonable range of alternatives to evaluate in the EIR and will aid the decision makers in preparing findings or a statement of overriding considerations, if necessary. The statement of objectives should include the underlying purpose of the project." (Guidelines, § 15124, subd. (b).)

The draft EIR identifies its purpose as follows: "*The fundamental purpose of the Project* is to save substantial quantities of groundwater that are presently wasted and lost to evaporation by natural processes." The EIR also includes the following list of objectives: "The objectives for this Project are as follows: [¶] . . . Maximize beneficial use of groundwater in the Bristol, Cadiz, and Fenner Valleys by conserving and using water that would otherwise be lost to brine and evaporation; [¶] . . . Improve water supply reliability for Southern California water providers by developing a long term source of water that is not significantly affected by drought; [¶] . . . Reduce dependence on imported water by utilizing a source of water that is not dependent upon surface water resources from the Colorado River or the Sacramento-San Joaquin Delta; [¶] . . . Enhance dry-year water supply reliability within the service areas of [Santa Margarita] and other Southern California water provider Project Participants; [¶] . . . Enhance water supply opportunities and delivery flexibility for [Santa Margarita] and other participating water providers through the provision of carry-over storage and, for Phase II, imported water storage; [¶] . . . Support operational water needs of the ARZC in the Project area; [¶] . . . Create additional water storage capacity in Southern California to enhance water supply reliability; [¶] . . . Locate, design, and operate the Project in a manner that minimizes significant environmental effects and provides for long-term sustainable operations."

CBD's argument is that the Project will not fulfill the fundamental purpose of conservation because "[i]n order for the Project to be a legitimate 'conservation'

project, groundwater extraction should have a fairly direct impact on evaporation; for every acre-foot of groundwater extracted, an acre-foot less should evaporate. Otherwise, the project would be merely extracting water that would not have evaporated, failing its supposed 'conservation' purpose." By reviewing the objectives for the Project in totality, rather than merely the Project's fundamental purpose, it is clear that the Project was not intended solely to conserve water that would be lost to evaporation, but to "save substantial quantities of groundwater," including fresh groundwater in the basin, which is not reachable and not yet drained to the dry lakes and becomes nonpotable.

CBD argues that the EIR's assertions regarding the savings of water that would evaporate are not substantiated because they are "based on unjustified and conflicting evaporation rates of the basin." Studies included in the final EIR, however, provide substantial evidentiary support for the evaporation rates that form the basis of the Project objectives and the EIR.

CBD also argues that Santa Margarita misrepresented the amount of water that would be saved from evaporation by showing the savings over a 100-year period, rather than the 50-year period in which water will be extracted. The EIR explains how more water must be extracted in the earlier years of the Project in order to establish a "cone of depression" that will ultimately result in no water from the groundwater basin being lost by draining into the dry lakes. Therefore, to express the total amount of water that will be recaptured from excess salinity or evaporation, it is appropriate to consider the savings in the period after the initial 50-year period, after which the evaporation rates will continue to be lower, unless and until the natural recharge causes the groundwater basin to reach an amount above the cone of depression, allowing the water to again flow into the dry lakes.

In the absence of the Project, the water recharge will simply flow downgradient from the groundwater basin, become hypersalinic, and eventually be lost to evaporation. Pumping the water out of the basin to a sufficient level means that the water

will no longer flow downgradient. This explains why the reduction in evaporation losses in the earliest years would be lower than those in later years.

CBD is correct in noting that the amount of water saved from evaporation is a percentage of the total water removed from the aquifer by the Project. This does not, however, make the objectives misleading or inaccurate. Under the worst case scenario set forth in the EIR, with the lowest rate of natural recharge of the aquifer, the Project would extract significantly more water than would be lost to evaporation because there would be less water to evaporate, and the Project would be creating the cone of depression more quickly.

We therefore reject CBD's contention that the EIR's objective was inaccurate or misleading.

B.

The EIR's Description Regarding the Total Duration of the Project Is Stable and Finite, and Is Not Misleading.

CBD argues that the EIR's description regarding the total duration of the Project is unstable, not finite, and misleading. Although the EIR analyzes the environmental impacts of pumping water from the aquifer for 50 years, CBD contends that there are several circumstances under which the Project will continue beyond 50 years.

First, the EIR states that the imported water storage component of the Project will be limited to the same 50-year period as the conservation and recovery component. CBD contends that the EIR also states that phase 2 will be implemented after the completion of phase 1. In fact, the EIR states only that phase 2 will begin after phase 1 has become operational, not that phase 2 will begin after phase 1 has been working for 50 years. The EIR states: "[T]he Imported Water component is proposed to be implemented after the Conservation and Recovery Project. Therefore, the Imported Water Storage Component would not adversely affect groundwater supplies or impede

naturally occurring groundwater recharge. Therefore, there would be no impact." The purpose of implementing phase 1 before phase 2 is to ensure that when water is added to recharge the aquifer, the cone of depression will already exist, ensuring that the water added for recharge will not flow downward and be lost to hypersalinity and evaporation.

Second, CBD contends that the term of the Project is unclear. Although the EIR specifies that the term of the Project is 50 years, it also provides: "In the event that circumstances beyond the control of the Project operator required additional time to complete contracted water deliveries, the Project term may be extended for a limited time under the terms of the agreements." The final EIR and the option agreement provide that the 50-year term of phase 1 of the Project may be extended in order to complete contacted-for water deliveries. A short extension of time to fulfill the water delivery contracts does not violate CEQA, and does not make the term of the Project infinite. The EIR specifies that pumping water as part of the Project is limited to the average of 50,000 acre-feet per year for 50 years. In the event that weather conditions or other circumstances prevent the average amount of water from being withdrawn, there is a possibility that water will continue to be pumped after the expiration of 50 years. However, the total amount that may be pumped—2.5 million acre feet—will not change.

The relevant documents also provide that the Project participants may agree to an additional term beyond the 50-year term currently specified. If an additional term is agreed to, new agreements and a new environmental analysis would be required, including the development of a new groundwater management, monitoring, and mitigation plan.

CBD argues that the EIR is flawed because the Project could be indefinitely expanded. "[A]n EIR must include an analysis of the environmental effects of future expansion or other action if: (1) it is a reasonably foreseeable consequence of the initial

project; and (2) the future expansion or action will be significant in that it will likely change the scope or nature of the initial project or its environmental effects. Absent these two circumstances, the future expansion need not be considered in the EIR for the proposed project. Of course, if the future action is not considered at that time, it will have to be discussed in a subsequent EIR before the future action can be approved under CEQA. [¶] This standard is consistent with the principle that 'environmental considerations do not become submerged by chopping a large project into many little ones—each with a minimal potential impact on the environment—which cumulatively may have disastrous consequences.' [Citation.] The standard also gives due deference to the fact that premature environmental analysis may be meaningless and financially wasteful. Under this standard, the facts of each case will determine whether and to what extent an EIR must analyze future expansion or other action." (*Laurel Heights*, *supra*, 47 Cal.3d at p. 396.)

For the Project to be extended beyond its 50-year term, the parties would, 50 years from the date the Project begins pumping, have to agree to extend the pumping for a further 30 years, and then pursue a new environmental analysis. Under the circumstances of the Project, we find the possibility of an extension of the term of the Project to be far too speculative to require environmental analysis at this point.

The EIR does not need to address a future action "that is merely contemplated or a gleam in a planner's eye." (*Laurel Heights*, *supra*, 47 Cal.3d at p. 398.) *City of Santee v. County of San Diego* (1989) 214 Cal.App.3d 1438, cited by CBD, does not require a different result. In that case, the EIR for a temporary expansion of a detention facility was determined to be inadequate "because: (1) it fails to accurately describe the project and discuss the anticipated future uses of the 'temporary' project and the environmental effects of those uses, and (2) the discussion of the alternatives is inadequate under CEQA." (*Id.* at pp. 1440-1441.) The project at issue was an interim

detention facility to serve the county's emergency needs until new detention facilities could be completed; the interim period had no time limit. (*Id.* at pp. 1450-1451.) In response to comments to the draft EIR, the county set a defined time limit of seven years, but that time limit applied only to one part of the interim facility, and the draft EIR did not discuss what would happen to the interim facility at the end of that time period. (*Id.* at p. 1451.) In the present case, by contrast, the Project has a defined time period, and the EIR explains what will happen after pumping stops, in terms of well field closure, decommissioning, and postpumping monitoring.

C.

The EIR's Descriptions of the Rate and Total Quantity of Groundwater Withdrawal Are Stable and Finite, and Are Not Misleading.

CBD also challenges the EIR based on claimed inaccuracies in the descriptions of the total quantity of groundwater that may be withdrawn from the aquifer, and of the rate at which the water will be withdrawn. The Project's EIR permits a total of 2.5 million acre-feet of groundwater to be withdrawn, at an average rate of 50,000 acre-feet per year over 50 years. The actual amount withdrawn during a given year may be as much as 75,000 acre-feet.

The 2012 Memorandum provides that 20 percent of the total annual yield from the Project shall be reserved for the benefit of the County's water users, and that 25,000 acre-feet of groundwater shall be reserved for the County. These amounts are not included in exhibit A to the water purchase and sale agreement, entered into among Cadiz, Fenner Valley, and Santa Margarita.[6] However, Santa Margarita cites to the water

[6] Exhibit A to the water purchase and sale agreement, the schedule of project allotments, provides as follows:

"**Project Participant**	"**Project Allotment (acre-feet per year)**
"Santa Margarita Water District	15,000
"Three Valleys Municipal Water District	5,000

purchase and sale agreement, which provides that if full allotments cannot be provided within the limits of the annual groundwater withdrawal, the Project participants (the various water districts taking water from the Project) must reduce their shares pro rata. (Santa Margarita's base allotment of 5,000 acre-feet per year is excluded from the pro rata reductions.)

CBD also argues that average annual groundwater withdrawal in excess of 50,000 acre-feet is reasonably foreseeable and indeed anticipated for two reasons. First, the conveyance pipeline to be used as part of the Project has a maximum capacity of 105,000 acre-feet. CBD does not acknowledge that the 105,000 acre-feet capacity is only reached when two pipelines are in use. The capacity of the phase 1 pipeline is 75,000 acre-feet annually, which is consistent with the maximum amount of groundwater that may be extracted in a given year. If phase 2 of the Project were to be undertaken, a natural gas pipeline could be converted, which would provide an additional 30,000 acre-feet per year capacity, so that water could be sent back to the Project site to be stored.

Second, CBD notes that the option agreement, the 2012 Memorandum, and the water purchase and sale agreement do not place any limits on the amount of groundwater extracted. CBD fails to note, however, that the Plan, which was referenced in the 2012 Memorandum and the water purchase and sale agreement, specifically states the average and maximum annual withdrawal rates of 50,000 acre-feet and 75,000 acre-feet, respectively.

"Golden State Water Company	5,000
"Suburban Water Systems	5,000
"Jurupa Community Services District	5,000
"Arizona California Railroad	100
"California Water Service Company	5,000
"Total Project Allotment Subscribed	40,100
"Project Allotment Available	9,900
"Total Annual Project Allotment	50,000"

Disposition

The judgment is affirmed. Respondents to recover costs on appeal.

FYBEL, J.

WE CONCUR:

ARONSON, ACTING P. J.

IKOLA, J.